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ANNUAL ~~AUDITED REPORT~~
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sentinel Brokers Company Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 BEVERLY AVENUE
(No. and Street)

MASSAPEQUA PARK (City) NY (State) 1762 (Zip Code)

SEC Mail Processing Section AUG 28 2008 Washington, DC 103

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH LAWLESS 516 - 541-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PASTERNACK & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

10 CUTTER MILL ROAD (Address) GREAT NECK (City) NY (State) 11021 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED SEP 05 2008 THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOSEPH M. LAWLESS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SENTINEL BROKERS COMPANY, INC., as of JUNE 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

LEE S. GUNDEL
Notary Public, State of New York
No. 01GU6029234
Qualified in Nassau County
Commission Expires August 9, 20 09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SENTINEL BROKERS COMPANY, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

JUNE 30, 2008

SENTINEL BROKERS COMPANY, INC.
FINANCIAL STATEMENTS
JUNE 30, 2008

TABLE OF CONTENTS

PASTERNACK & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
10 CUTTER MILL ROAD • SUITE 204
GREAT NECK, N.Y. 11021

(516) 829-6767 • FAX (516) 829-2828

JAN S. PASTERNACK, CPA
BERNARD SPEAR, CPA

INDEPENDENT AUDITORS' REPORT

Mr. Joseph Lawless
Sentinel Brokers Company, Inc.
100 Beverly Avenue
Massapequa, NY 11762

We have audited the accompanying balance sheet of Sentinel Brokers Company, Inc. (a corporation) as of June 30, 2008 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sentinel Brokers Company, Inc as of June 30, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pasternack & Company LLP

Pasternack & Company LLP
Great Neck, N.Y.
August 25, 2008

SENTINEL BROKERS COMPANY, INC.
BALANCE SHEET
JUNE 30, 2008

ASSETS

Current Assets		
Cash and cash equivalents	$ 233,719	
Prepaid expenses	581	
Marketable securities-available for sale	329,402	
Total current assets		$ 563,702
Fixed Assets (net of accumulated depreciation of $27,299)		23,317
Other Assets		774
Total Assets		$ 587,793

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable	$ 13,842	
Accrued expenses and taxes payable	118,802	
Loan payable-bank	26,160	
Total current liabilities		$ 158,804
Long-term liabilities		
Loan payable-bank		4,051
Total Liabilities		162,855
Commitments and contingencies (Note 3)		
Stockholders' Equity		
Capital stock	100	
Additional paid in capital	233,709	
Accumulated other comprehensive income	42,525	
Retained earnings	148,604	
		424,938
Total Liabilities and Stockholders' Equity		$ 587,793

See accountants report and notes to financial statements

SENTINEL BROKERS COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2008

Revenue	
Commissions	$ 1,846,520
Interest income	29,984
Other	(3,466)
Total Revenue	1,873,038
Expenses	
Salaries	1,445,694
Payroll taxes	81,906
Trade processing	127,579
Rent	45,132
Telephone	25,097
Utilities	2,325
Professional fees	12,655
Dues and subscriptions	10,253
Office supplies and expenses	35,909
Insurance	13,283
Travel and entertainment	55,152
Interest expense	1,946
Depreciation and amortization	8,499
Total Expenses	1,865,430
Net income before taxes	7,608
Less: Provision for income taxes	5,039
Net income	$ 2,569

SENTINEL BROKERS COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2008

Retained Earnings-July 1, 2007	$ 146,035
Net income for the year	2,569
Retained Earnings-June 30, 2008	$ 148,604

SCHEDULE OF STOCKHOLDERS' EQUITY

Capital Stock, 200 shares authorized, 100 shares issued and outstanding, no par value		$ 100
Additional Paid in Capital		
July 1, 2007	$ 233,709	
Additions	-	
Paid in Capital June 30, 2008		233,709
Other comprehensive income		
July 1, 2007	55,165	
Unrealized holding losses on available for sale securities	(12,640)	
Accumulated other comprehensive income- June 30, 2008		42,525
Retained Earnings		148,604
Total Stockholders' Equity		$ 424,938

SENTINEL BROKERS COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2008

Cash flows from operating activities:	
Net income	$ 2,569
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	8,499
Decrease in other assets	3,977
Decrease in accounts payable and accrued expenses	(42,688)
Total adjustments	(30,212)
Net cash used in operating activities	(27,643)
Cash flows from investing activities:	
Debt and equity investments	118,229
Net cash provided by investing activities	118,229
Cash flows from financing activities:	
Increase in loans payable	14,221
Net cash provided by financing activities	14,221
Net increase in cash	104,807
Cash - beginning	128,912
Cash - ending	$ 233,719
Supplemental information:	
Cash paid during the period for:	
Interest	$ 7,291
Income taxes	$ 1,946

See accountants report and notes to financial statements.

SENTINEL BROKERS COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Sentinel Brokers Company, Inc. (The Company) began business on January 1, 1998 by continuing the business of Sentinel Brokers Company, a New York proprietorship. Its primary business activity is acting as an intermediary facilitating the trading of Municipal Bonds between institutions. The company has no retail customer base.

Basis of Financial Statements

Sentinel Brokers Company, Inc.'s financial statement for the thirteen month period from June 1, 1997 to June 30, 1998 combined the activity of Sentinel Brokers Company (a sole proprietorship) from June 1, 1997 to December 31 1997 with the activity of Sentinel Brokers Company, Inc. (a corporation) from January 1, 1998 to June 30 1998. For the years ended June 30, 1999 through 2008 the Financial Statements include only the activity of Sentinel Brokers Company, Inc.

Cash and Cash Equivalents

The company considers all highly liquid investments with a maturity of three months or less, when purchased, to be "cash equivalents".

During the year, the Company had cash in excess of $100,000 on deposit in individual banks. The Federal Deposit Insurance Corporation (FDIC) insures only the first $100,000 of funds at member banks.

Revenue Recognition

Commission Income (and the recognition of related income and expenses) are recorded at the time the commissions are earned from completed bond sales.

Fixed Assets

Fixed Assets are recorded at costs and are depreciated using an accelerated method.

Amortization of Organization Costs

Organization costs are being amortized over five years.

SENTINEL BROKERS COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2008

NOTE 1 - CONTINUED

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2- COMMITMENTS

The Company occupies space at 100 Beverly Avenue, Massapequa Park, New York. At present, the company is a month to month tenant.

During the 2007 the Company entered into a new lease for office space. The lease is for office space in Chicago, Ill.

Future minimum lease payments under these leases at June 30, 2008 are as follows:

Year ended June 30,

2009	5,400

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2008, the Company's net capital of $371,257 was $271,257 in excess of the required net capital of $100,000. The Company's net capital ratio was 43.87%.

SENTINEL BROKERS COMPANY, INC.
SUPPLEMENTARY INFORMATION
JUNE 30, 2008

NET CAPITAL COMPUTATION

Credit Factors		
Capital		$ 424,938
Allowable Subordinated Liabilities		-0-
Total Credit Factors		424,938
Debit Factors		
Capital Not Allowable for Net Capital	$ 24,672	
Debt Securities – Haircut	13,079	
Other Securities-Haircut	15,930	53,681
Net Capital		371,257
Less: Minimum Net Capital Requirements		
Greater of .66% of Aggregate Indebtedness Or $100,000		100,000
Remainder: Capital in Excess of All Requirements		$ 271,257

Capital Ratio (Maximum Allowance 100%)

*Aggregate Indebtedness $ 162,855 = 43.87%

Divided by: Net Capital $ 371,257

*Aggregate indebtedness:	
Accounts payable and Accrued Expenses	$ 132,644
Loans payable	30,211
Total Aggregate Indebtedness	$ 162,855

The accompanying notes are an integral part of these statements

SUPPLEMENTARY INFORMATION

PASTERNACK & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
10 CUTTER MILL ROAD • SUITE 204
GREAT NECK, N.Y. 11021

(516) 829-6767 • FAX (516) 829-2828

JAN S. PASTERNACK, CPA
BERNARD SPEAR, CPA

Mr. Joseph Lawless
Sentinel Brokers Company, Inc.
100 Beverly Avenue
Massapequa, NY 11762

In planning and performing our audit of the financial statements of Sentinel Brokers Company, Inc. (a corporation) for the year ended June 30, 2008, we considered their internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Sentinel Brokers Company, Inc. that we considered relevant to the objectives stated in Rule 17(a)-5(g), (1) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II); (2) in complying with the exemption provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and rate costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable, but not absolute assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may be inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the Commission's objectives.

This report recognizes that it is not practical in an organization the size of Sentinel Brokers Company, Inc. to achieve all the division of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance of management.

Further, that no material differences existed between our computations of your net capital, or determinations of the reserve requirements, and your corresponding Focus Report part II A filing, except as noted in the Supplementary Information (Page 8).

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Pasternack & Company LLP

Pasternack & Company, LLP
Certified Public Accountants

August 25, 2008

END